GNC Holdings, Inc.
300 Sixth Avenue
Pittsburgh, PA 15222

May 16, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Consumer Products
100 F. Street, N.E.
Washington, D.C. 20549-4631

Attention:    William H. Thompson
Accounting Branch Chief

Re:    General Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 13, 2019, File No. 001-35113
Form 8-K Filed March 5, 2019 and April 25, 2019
File No. 1-35113, File No. 001-35113

Dear Mr. Thompson:

Set forth below are GNC Holdings, Inc.’s (“GNC”, the “Company”, “we” or “our”) responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter dated May 8, 2019 addressed to Tricia Tolivar, Executive Vice President and Chief Financial Officer. For your convenience, we have repeated each of your numbered comments in italics followed by our responses and supplemental information in regular type. References throughout this letter to “we”, “us”, “our” and the “Company” are to GNC.

In connection with this response letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measures, page 40

1.
The standard measure of free cash flow is typically defined as cash flows from operating activities as presented in a statement of cash flows less capital expenditures. We note you have presented an alternative measure of free cash flow. Item 10(e)(1)(ii)(A) of Regulation S-K prohibits the exclusion of charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures. Please explain to us how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K. Please refer to Question 102.07 and 102.09 of our Compliance and Disclosure Interpretations: Non-GAAP Financial Measures. Please note that this comment also relates to Form 8-K filed March 5, 2019 and April 25, 2019.

Response: The Company agrees that, given the stated intended uses of its free cash flow metric on page 40, this metric could be deemed to be a liquidity measure, and should therefore be reconciled to its most comparable GAAP liquidity measure. We confirm that we will revise and conform our disclosures in future filings to define “free cash flow” as net cash provided by operating activities less capital expenditures.

Free cash flow is an important measure utilized by management in determining the amount of cash available for reinvestment in our strategic initiatives, share repurchases, and reduction of long-term debt. We believe it provides a more representative assessment of operating cash flows and that it is important for investors to be able to evaluate the Company using the same measures as management.

Item 8. Financial Statements and Supplementary Data

Note 2. Basis of Presentation and Summary of Significant Accounting Policies Recently Adopted Accounting Pronouncements, ASU 2016-15, page 68

2.
We note you presented third-party fees associated with refinancing as an operating cash flow on the Consolidated Statement of Cash Flows in connection with the adoption of ASU 2016-15. The new guidance indicates “cash payments for debt prepayment or debt extinguishment costs including third-party costs, premiums paid, and other fees paid to lenders that are directly related to the debt prepayment or debt extinguishment, should be classified as cash outflows for financing activities.” Please tell us your basis in GAAP for classifying third-party fees associated with refinancing as an operating cash flow.

Response: The refinancing of our term debt, in which we incurred third-party fees, was accounted for as a debt modification consistent with the generally accepted accounting principles in Accounting Standards Codification (“ASC”) 470 - Debt. Accordingly, fees paid to third parties associated with a term debt restructuring accounted for as a modification are expensed. The payment, which has entered into the determination of net income, is not considered a debt issuance cost since there is no new issuance of debt. Therefore, we believe it is acceptable to reflect the payment of these costs as an operating cash outflow.

Note 8. Long-Term Debt, page 83

3.
We note certain debt instruments include covenants that may restrict the transfer of funds to the registrant in the form of cash dividends, loans or advances. Please tell us your consideration of providing the disclosures required by Rule 4-08(e)(3) of Regulation S-X.

Response: The Company respectfully acknowledges that the disclosure requirements of Rule 4-08(e)(3) would generally be applicable; however, as both GNC and our subsidiaries were in a net deficit position as of December 31, 2018, disclosure of the amount of these net deficits would not be meaningful information to users of the consolidated financial statements. In future filings with the SEC, the Company proposes to enhance its disclosure to (1) indicate the nature of the restrictions on the ability of its subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances as well as (2) indicate our ability under our corporate debt agreements to discharge the liabilities of the Company in the ordinary course of business through restricted payment baskets, junior lien debt incurrence baskets, loan/investment baskets, and repayment of intercompany debt from our subsidiaries in a manner substantially similar to the sample disclosure below. This disclosure would be viewed in combination with the parent company’s condensed financial information, which is disclosed beginning on page 110 of the Form 10-K.

“The Senior Term Loan Credit Facility and the ABL Credit Agreement of General Nutrition Centers, Inc. (“Centers”), a wholly owned subsidiary of GNC Holdings, Inc., contain customary covenants, including incurrence covenants and certain other limitations on the ability of GNC Corporation, Centers, and Centers’ subsidiaries to, among other things, make optional payments in respect of other debt instruments, pay dividend or other payments on capital stock, and enter into arrangements that restrict their ability to pay dividends or grant liens. Despite these limitations, we have the ability to discharge the liabilities of GNC Holdings, Inc. in the ordinary course of business through a variety of alternatives, including restricted payment baskets, junior lien debt incurrence baskets, loan/investment baskets, and repayment of intercompany debt.”

Note 13. Mezzanine Equity, page 95

4.
Please tell us your consideration of providing a description of the accounting method used to adjust the redemption amount of the redeemable preferred stock for changes in the redemption value and disclosing (1) the redemption amount of the preferred stock as if it were currently redeemable and (2) the reasons why it is not probable that the preferred stock will become redeemable. Please refer to ASC 480-10-S99-24.

Response: As disclosed on page 95 in Note 13. Mezzanine Equity of our Form 10-K, “At December 31, 2018, the 100,000 shares Convertible Preferred Stock issued in November 2018 were recorded as Mezzanine Equity, net of issuance cost, on the Consolidated Balance Sheets because they are redeemable at the option of the holder if a fundamental change occurs, which includes change in control or delisting.” The Convertible Preferred Stock are not currently redeemable and are only redeemable upon a Fundamental Change at the Stated Value plus any accumulated and unpaid dividends on such shares on the Fundamental Change date. We do not believe a fundamental change is considered probable until it occurs. Pursuant to ASC 480-10-S99, subsequent adjustment of the amount presented in temporary equity is unnecessary if it is not probable that the instrument will become redeemable.  As the Convertible Preferred Stock are only redeemable upon a fundamental change, which is not probable of occurring, we will not accrete the Convertible Preferred Stock until a fundamental change becomes probable to occur.

If we need to adjust the amount presented in Mezzanine Equity, we have elected to use the method provided in ASC 480-10-S99-3A15(b). As such, the Company will recognize changes in the redemption value to the Convertible Preferred Stock as they occur and adjust the carrying value to the redemption value at the end of each reporting period as if the end of the reporting period were also the redemption date for the Convertible Preferred Stock. The Stated Value of the Convertible Preferred Stock as of December 31, 2018 of $100 million (100,000 shares at $1,000 per share) and $1 million of accumulated and unpaid dividends on such shares are disclosed on page 95 of the Form 10-K.

In our Form 10-Q filing for the three months ended March 31, 2019, we included the following description to explain why redemption is not probable as of the reporting date:

“As of March 31, 2019, the Company does not believe the redemption of the Convertible Preferred Stock is probable as the occurrence of the contingent events is deemed not probable.”

The Company acknowledges the Staff’s comment and will include the above disclosure as well as a clear description of the redemption amount of the Series A preferred stock as if it were currently redeemable in future filings.

5.
We note you recorded an $88.9 million gain on your forward sale contracts. As noted in your disclosure, the forward sale contracts were recorded at fair value with changes in fair value recorded in earnings. Your balance sheet indicates the forward contracts had an ending balance of $88.9 million as of December 31, 2018, suggesting that there was no fair value of the forward contracts on November 7, 2018, resulting in the $88.9 million gain when the contracts were subsequently measured on December 31, 2018. Please explain to us how you determined the initial fair value of the forward sale contracts, the subsequent measurement and related gain. Please refer to ASC 480-10-30-7 and 480-10-35-5.

Response: As previously disclosed on page 95 in Note 13. Mezzanine Equity of our Form 10-K, on November 8, 2018, the Company guaranteed two additional issuances of 50,000 and 149,950 Preferred shares on January 2, 2019 and February 13, 2019 at a fixed price of $1,000 per share. The securities were initially and subsequently measured at fair value in accordance with ASC 480-10-30-7 and ASC 480-10-35-5. We engaged a third party valuation expert who valued the securities as of November 7, 2018 and December 31, 2018, using a single factor binomial lattice pricing model (as disclosed on page 90 in Note 10. Fair Value Measurements and Financial Instruments of our Form 10-K.)

The value of the securities at November 7, 2018 was found to be insignificant. The most significant factor impacting the change in valuation from November 7, 2018 to December 31, 2018 was the decline in the Company’s stock price from $4.36 per share to $2.37 per share over the period.

We thank the Staff for its comments and review of our responses. Any additional questions regarding the foregoing can be directed to my attention at (412) 288-2029.

Sincerely,

/s/ Tricia K. Tolivar
Tricia K. Tolivar
Executive Vice President and Chief Financial Officer

Cc:     Cameron Lawrence, GNC Holdings, Inc.
Susan Canning, GNC Holdings, Inc.
Jennifer Minter, Buchanan Ingersoll & Rooney PC